Custcorp
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenue	$ -	$ -
Expenses:		
Bank Fees	60	-
Consulting expense	1,200,000	111
Total expenses	1,200,060	111
Net loss before taxes	(1,200,060)	(111)
Income tax expense	-	-
Net loss	$ (1,200,060)	$ (111)